Resin System Inc. Signs Exclusive Distributor Agreement With HD Supply Utilities

Calgary, Alberta, January 31, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, has signed an agreement with HD Supply Utilities, the leading distributor for the utility industry in North America and a subsidiary of The Home Depot®. With this agreement, HD Supply Utilities is now the exclusive distributor of RS’s RStandard™ transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands. These poles can be used for power transmission and distribution.

“The market has demonstrated a great need for products that are innovative and environmentally friendly,” said Rick McClure, President, HD Supply Utilities. “By making these products available through HD Supply Utilities, we will offer an option that is stronger, lighter and greener than traditional poles. This agreement with RS is an example of our commitment to providing groundbreaking solutions for the utilities market.”

“The confidence shown by HD Supply Utilities confirms that the RStandard utility pole is the future for North American utilities,” said Paul Giannelia, President and Chief Executive Officer, RS. “This relationship secures RStandard’s market penetration and is a cornerstone of our path to profitability.”

The agreement includes an initial purchase order for RStandard poles with a value exceeding
$50 million USD over two years after delivery start, subject to applicable terms and conditions. Other terms of the deal were not disclosed.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products that have been traditionally made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

Forward Looking Statements

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.

For further information, please contact:

Laurien Abel

Investor & Public Relations

Resin Systems Inc.

Phone: (403) 219-8000

Fax: (403) 219-8001

Email:  lauriena@grouprsi.com

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